Filed by Rosecliff Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Rosecliff Acquisition Corp I

Commission File No.: 001-40058

Date: January 5, 2022

The following interview appeared in AlphaStreet News on January 3, 2022:

Arjun Vijay: Hey good morning I’m Arjun Vijay at AlphaStreet News. I have with me today, CEO from Gett, Dave Waiser. Gett is a ground transportation management company and had recently announced a SPAC merger with Rosecliff Acquisition. Let’s look into the business and the acquisition in more detail. Dave, welcome to the interview and it’s good to have you here today.

Dave Waiser: Thank you, yeah, pleasure to meet you.

Arjun Vijay: Dave, first of all, tell us briefly your story, when the company was started, how it evolved and where you stand right now.

Dave Waiser: I founded the company in 2010 and we started in Israel as a ride-hailing company. Quite quickly, we became a market leader and profitable, and we have grown profitably since then. But more importantly, along this journey, we’ve been servicing B2B clients. And what we found is that those clients had a much bigger problem, that they had not just one vendor, in reality they had between 20 and 60, and they had no platform to manage this entire spend across this many vendors. So, we started to develop a solution that does exactly this.

We managed to aggregate all different transportation vendors on one single platform – so you can imagine anything from taxis to limos being in one single platform. And, we managed the entire spend for the companies. Once we had this unique tech, approximately around 2017, this is when we shifted all our resources and focus into this much bigger business model. We went from being a local operator, though profitable and still-fast growing while local, we went overnight almost to a global software vendor. By now, more than two-thirds of our revenue is coming from B2B and we have more than 25% of Fortune 500 names as our clients. So you can imagine that B2B ground travel is our entire focus globally.

Arjun Vijay: Very interesting. Now when it comes to ground transportation, how is the corporate side different from the consumer side from an operational perspective?

Dave Waiser: It’s radically different. The problem is radically different as well. You as a consumer, most of your rides happen with a certain city or location and you might need only one vendor. Once you own a company, you will end up, practically speaking, and have anywhere between 20-60 vendors. And your problem becomes radically different. It’s not about what particular vendor is good or bad, it’s about how you manage this entire spend. Imagine you had more than one vendor, and the moment you have more than one everything becomes difficult, right. How do you place those orders through one system and collect the invoice aggregated in one system? How do you apply travel policies? Reports, analytics, security, are all important things that are required when you have more than one vendor.

For corporates, the mantra is all about standardization and control, especially when you think of the public company. This is exactly the pain, and exactly the solution that Gett does. We help companies manage and provide a standard across the entire portfolio of vendors. I hope this is clear, the difference between B2C, that’s about the experience and how you choose the particular vendors, and a company that has to have multiple vendors and it becomes about spend management and controls.

Arjun Vijay: No that’s very clear, Dave, just one thing I wanted to ask you on a related note. Since a majority of your revenues is coming from the corporate side, how do you expect the work-from-home and hybrid environments to effect the business?

Dave Waiser: I’m glad you asked because when you think of COVID and ground transportation, the first thing that comes to mind is that actually it’s the industry that’s probably been hurt by COVID. We’ve seen from the public reports from transportation and travel companies. The COVID situation changed ground transportation forever. The reason for that is now, companies realized that the remote workforce is here to stay, and since they’re hiring globally they need broader coverage, and equally important the vendors that they had in the past are not reliable enough today. The pick-up times today are not as good as they have been in the past, and probably you’ve experienced this yourself right.

So companies came forward asking how they can upgrade their infrastructure including ground transportation, so they’re able to support their remote workforce globally, better. They needed to modernize the infrastructure, needed more vendors to service more locations and needed an aggregator to provide better pick-up times and reliability, because no single vendor is reliable enough. And this is exactly what Gett has been doing for the past 10 years.

And now when we see companies coming back to office, this is when they realize that this landscape has changed and the pick-up times are not as good, and they need better global coverage. Needless to say, regardless of those changes, it’s always been a big portion of the spend and companies are always looking for savings. So, we can help exactly on this across all this spectrum while helping to reduce spend by almost half and we’ve proved to do this with companies, including Fortune 500 names. It’s kind of perfect timing for us, for something we’ve been working at for many years.

Arjun Vijay: That’s a very interesting perspective from your end. Now let’s come to your SPAC merger. You have announced a SPAC merger with Rosecliff Acquisition Corp, which is expected to close early next year. Tell us a bit about the SPAC listing and how you intend to use the proceeds from the merger.

Dave Waiser: First of all what we like about the market that we’re operating in is B2B is a category that both institutional and retail investors alike really understand, and this has tremendous potential. Second is that the time is really right now, the market opportunity is now. It might sound counterintuitive, but after COVID, companies like Gett are going to be the biggest beneficiaries as companies coming back to office discover the lack of reliability of past vendors.

We have the first-mover advantage, as we have a large portfolio of great companies already. And it’s evergreen, so we want to move it as fast as possible and SPAC was a good solution for that. The decision to become public was more important than the path itself, and the SPAC proved to be a good fit, especially given the profile of Rosecliff.

Arjun Vijay: Let’s come to your financials. Gett, Uber, Lyft, etc were founded around the same time – between 2010 to 2012. While the other ride-hailing companies are struggling to make profits, you have created a profitable business model. How did that happen?

Dave Waiser: Good question. In a digital world, there is a big difference between the operator and software spend management companies like Gett. When you are a mobile operator, you have all that cost to run a marketplace; you have a limitation because you need to spend an enormous amount of time, effort, and people to establish saturation and maintain saturation. Two-thirds of the $100 billion spend goes to corporate fleets and taxis, and not to ride-hailers. So, the market is much bigger and there are many more fleet vendors, there are tens of thousands of them.

It’s difficult, not impossible but difficult, to make money when you need to run the operational network on your own. It takes time to become profitable, we’re building the world’s first transportation grid. The difference is that we are aggregating operators, and they are those who execute the transaction. Our value is in managing the spend and standard. And this is a very different business model, so our revenue is coming from corporates. We’ve proved to charge a markup for the last 10 years, so our clients are paying this markup, appreciating the value we generate. It’s not just about savings, we save more than we charge, but equally important that we provide standardization and peace of mind in running their spend for them. By charging corporates, we don’t have costs or limitations associated with running our own mobility network.

Arjun Vijay: Are you looking to expand your operations to any new markets?

Dave Waiser: That’s right. For us to expand to newer markets has become a relatively simple task. Unlike operators who need to invest a lot of money, time, and resources, we actually partner with the vendors, we don’t compete with them, and enable them to connect to the platform and enjoy the corporate demand at full price.

By now, we have already aggregated over 2,000 different vendors. The reason why our partners are connecting to the B2B marketplace that we created is that they get high-quality demand at full price. So for them, we are a free acquisition channel. Free Salesforce, if you will. It’s important for me to explain how our business model impacts how we expand to new countries, because we made a global transportation gird through the work with our vendors.

We currently operate in the US, UK, Russia and Israel. And we are about to launch in many more countries in Europe this year including Germany, Spain, Italy, and France.

Arjun Vijay: Just one last question Dave, what should investors expect from Gett over the next two years?

Dave Waiser: I think we’re lucky to disrupt such a large industry that’s validated by third-party. Factually, companies spend every year more than $101B on ground transportation alone. We have fantastic product fit, as proven by a large portfolio of Fortune 500 companies, we also save save them up to 49%. When you have product fit, large market, first mover advantage, and a business model with global reach, I very much hope to become dominant for public market. Even great businesses in great markets aren’t enough, it’s all about fundamentals and fair pricing. When you look at the Gett pricing, with Rosecliff there will be upside for public trading.

Last piece to connect the dots, when you think of Gett, I mentioned we do two things really great, 1 ) supply engagement and 2) spend management. On aggregation, you must be familiar with other companies, and you can find other B2B companies that do those things in other industries. In aggregation, you can find other companies like TradeDesk and Ola, they’re like Gett but they aggregate different supplies in different industries. When you look at spend management, it’s very much like Coupa. One way to think of Coupa, is that it’s the spend management generalist, while Gett is the spend management specialist in ground transportation. This is what Gett does really well. We are growing faster than the other companies that I’ve mentioned.

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed business combination involving GT Gettaxi Limited (“Gett”) and Rosecliff Acquisition Corp. I (“Rosecliff”). All statements, other than historical facts, including statements regarding the anticipated timing of commencement of trading of the new parent company of the combined group, Gettaxi ListCo (“Pubco”), on the Nasdaq Capital Market (“Nasdaq”); the anticipated benefits of the proposed business combination, including future financial and operating results; the tax consequences of the proposed business combination, and Pubco’s plans, objectives, expectations and intentions; the anticipated timing and structure of the proposed business combination; the ability of the parties to complete the proposed business combination considering the various closing conditions; the services offered by Gett and the markets in which it operates; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “predict,” “potential,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negatives of these terms or similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected or implied results. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Rosecliff and its management, and Gett and its management, as the case may be, are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed business combination, including, but not limited to, the receipt of the requisite approvals of Rosecliff’s stockholders and Gett’s shareholders, respectively, the satisfaction of the minimum cash condition following redemptions by Rosecliff’s public shareholders, and the receipt of any applicable governmental and regulatory approvals, (iii) the lack of a third party valuation in determining whether or not to pursue the proposed business combination, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the proposed business combination on Gett’s business relationships, financial performance, and business generally, (vi) risks that the proposed business combination disrupts current plans of Gett and potential difficulties in Gett employee retention as a result of the proposed business combination, (vii) the outcome of any legal proceedings that may be instituted against Rosecliff or Gett related to the business combination agreement or the proposed business combination, (viii) the ability to maintain the listing of Rosecliff’s securities, or obtain listing of Pubco’s securities, on Nasdaq, (ix) volatility in the price of Pubco’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Pubco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Pubco’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, (xi) the impact of the global COVID-19 pandemic, (xii) the enforceability of Gett’s intellectual property, including its trademarks, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xiii) the ability of Gett to protect the intellectual property and confidential information of its customers, (xvi) the risk of downturns in the ground transportation industry, (xiv) unexpected costs, charges, or expenses resulting from the proposed business combination, (xv) evolving legal, regulatory and tax regimes, (xvi) the possibility that Gett or Pubco may be adversely affected by other economic, business and/or competitive factors, (xvii) actions by third parties, including government agencies, and (xviii) other risks and uncertainties described in Rosecliff’s registration statement on Form S-1 (File No. 333-252478), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2021 (the “Form S-1”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by Rosecliff or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of Rosecliff, Gett and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. None of Rosecliff, Gett or Pubco gives any assurance that they will achieve their respective expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Pubco will file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed in connection with Rosecliff’s solicitation of proxies for the vote by Rosecliff’s stockholders with respect to the proposed business combination as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Rosecliff stockholders and Gett shareholders in connection with the proposed business combination. After the Registration Statement has been filed and declared effective, Rosecliff will mail a definitive proxy statement, when available, to its stockholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Rosecliff’s stockholders in connection with the proposed business combination. Rosecliff and Pubco will also file other documents regarding the proposed business combination with the SEC. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting decision, investors and security holders of Rosecliff and Gett are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Rosecliff and/or Pubco may file with the SEC in connection with the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by the parties may be obtained free of charge from Rosecliff’s website at www.rosecliffspac.com or by written request to Rosecliff at Rosecliff Acquisition Corp I, 767 5th Avenue, 34th Floor, New York, New York 10153.

Participants in Solicitation

Rosecliff, Pubco, Gett and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Rosecliff’s stockholders in connection with the proposed business combination. Information about Rosecliff’s directors and executive officers and their ownership of Rosecliff’s securities is set forth in Rosecliff’s filings with the SEC. To the extent that holdings of Rosecliff’s securities have changed since the amounts printed in the Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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